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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 10)*

                                MERIX CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    590049102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)

        [ ] Rule 13d-1(c)

        [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 590049102
--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.
          TEKTRONIX, INC.
          93-0343990
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization Oregon
--------------------------------------------------------------------------------
               5.   Sole Voting Power                         359,750
Number of      -----------------------------------------------------------------
Shares Bene-   6.   Shared Voting Power                             0
ficially Owned -----------------------------------------------------------------
by Each        7.   Sole Dispositive Power                    359,750
Reporting      -----------------------------------------------------------------
Person With    8.   Shared Dispositive Power                        0
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each
          Reporting Person                                    359,750
--------------------------------------------------------------------------------
     10.  Check if the Aggregate Amount in Row (9)
          Excludes Certain Shares
--------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)      1.92%*
--------------------------------------------------------------------------------
     12.  Type of Reporting Person                                 CO
--------------------------------------------------------------------------------

* Based on 18,695,575 shares outstanding as of January 28, 2004 (obtained from Merix Corporation Form 424B4 filed with the SEC on January 29, 2004)

Item 1.

     (a) Name of Issuer:

     Merix Corporation

     (b) Address of Issuer's Principal Executive Offices:

     1521 Poplar Lane

     Forest Grove, OR 97116

Item 2.

     (a) Name of Person Filing:

     Tektronix, Inc.

     (b) Address of Principal Business Office:

     14200 SW Karl Braun Drive

     Beaverton, Oregon 97077

     (c) Citizenship:

     Tektronix, Inc. is an Oregon corporation.

     (d) Title of Class of Securities:

     Common Stock

     (e) CUSIP Number:

     590049102

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  [ ]   Broker or dealer registered under section 15 of the Act (15
                U.S.C. 78o).

     (b)  [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c)  [ ]   Insurance company as defined in section 3(a)(19) of the Act (15
                U.S.C. 78c).

     (d)  [ ]   Investment company registered under section 8 of the Investment
                Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [ ]   An investment adviser in accordance with
                Section 240.13d-1(b)(1)(ii)(E);

     (f)  [ ]   An employee benefit plan or endowment fund in accordance with
                Section 240.13d-1(b)(1)(ii)(F);

     (g)  [ ]   A parent holding company or control person in accordance with
                Section 240.13d-1(b)(1)(ii)(G);

     (h)  [ ]   A savings association as defined in Section 3(b) of the Federal
                Deposit Insurance Act (12 U.S.C. 1813);

     (i)  [ ]   A church plan that is excluded from the definition of an
                investment company under section 3(c)(14) of the Investment
                Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     (a) Amount beneficially owned: 359,750

     (b) Percent of class: 1.92%*

     (c) Number of shares as to which the person has:

            (i)     Sole power to vote or to direct the vote 359,750

            (ii)    Shared power to vote or to direct the vote 0

            (iii)   Sole power to dispose or to direct the disposition of
                    359,750

            (iv)    Shared power to dispose or to direct the disposition of 0

* Based on 18,695,575 shares outstanding as of January 28, 2004 (obtained from Merix Corporation Form 424B4 filed with the SEC on January 29, 2004)

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [ X ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not applicable.

Item 8. Identification and Classification of Members of the Group.

        Not applicable.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10. Certification.

        Not applicable.

                                    SIGNATURE

        After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 11, 2004                            TEKTRONIX, INC.


                                                By: /s/ JAMES F. DALTON
                                                    ----------------------------
                                                    James F. Dalton
                                                    Vice President and Secretary